Exhibit 99.1

GDS Concludes Successful 2026 Annual General Meeting with All Resolutions Passed, Including Election and Re-election of Directors

SHANGHAI, China, June 25, 2026 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that it held its Annual General Meeting of Shareholders (“2026 AGM”) on June 25, 2026. Each of the resolutions submitted to the shareholders for approval at the 2026 AGM has been approved.

Specifically, the shareholders of the Company passed ordinary resolutions approving:

1.	Re-election of Mr. Gary J. Wojtaszek as a director of the Company;

2.	Election of Mr. David Zhang as a director of the Company;

3.	Re-election of Ms. Hua (Kathy) Chen as a director of the Company;

4.	Extension of the effectiveness of the Company’s 2016 Equity Incentive Plan for a period of three (3) years;

5.	Confirmation of the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2026;

6.	Authorization of the Board of Directors of the Company to allot or issue, in the 12-month period from the date of the 2026 AGM, ordinary shares or other equity or equity-linked securities of the Company up to an aggregate thirty percent (30%) of existing issued share capital at the date of the 2026 AGM, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options or warrants granted by the Company from time to time or any shares issued on the conversion by Ping An Insurance and by STT of the convertible and redeemable bonds due 2019 held by Ping An Insurance and STT respectively); and

7.	Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

On a related note, after 12 years of service, Mr. Satoshi Okada has stepped down as a director upon completion of his term to pursue personal matters, effective June 25, 2026, and he has been succeeded by Mr. David Zhang, effective the same day. Mr. Zhang’s biography is detailed in the 2026 AGM filings. Separately, as previously announced, Mr. Lim Ah Doo resigned as an independent director and Chairman of the Audit Committee for personal reasons in May and was succeeded by Ms. Hua (Kathy) Chen, who was re-elected at the 2026 AGM.

Mr. William Wei Huang, Chairman and Chief Executive Officer of GDS, said, “On behalf of the Board and GDS, I want to extend our sincere gratitude to Mr. Okada for his valuable contributions over the past 12 years. We’d also like to thank Mr. Lim for his steady and trusted leadership as independent director and Chairman of the Audit Committee from August 2014 until his departure in May 2026. Their guidance and integrity have left a lasting mark on GDS, and we wish them both every success going forward. Meanwhile, we are pleased to welcome Mr. Zhang, whose strong background in capital markets and corporate governance will be a great addition to the Board.”

Mr. Okada commented, “It has been a privilege to be part of the GDS family for the past 12 years, and I am incredibly proud of what we have accomplished together.”

Mr. Lim stated, “I have found my stint with GDS an enriching and enjoyable one. I am deeply grateful for my days with the Company and will always cherish the friendships forged along the way.”

Mr. Zhang added, “I am truly honored to join the GDS Board at such an exciting time in the Company’s journey, and I look forward to working alongside the other Board members and management to support the Company’s continued growth as it enters a new chapter of development.”

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 26-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a minority equity interest in DayOne Data Centers Limited, an independent Singapore-headquartered hyperscale data center platform.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited